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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 29033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

:ME OF BROKER DEALER:

PAPAMARKOU & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

'RESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 FIFTH AVENUE, 50TH FLOOR
(No. And Street)

NEW YORK,	NY	10153
(City)	(State)	(Zip Code)

ND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN GLASSMAN (212) 223-2020
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

:NDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
.ddress)	(City)	(State)	(Zip Code)

IECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, SCOTT D. DANIELS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAPAMARKOU & COMPANY, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

JOANNE ZERILLO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/2/2002

BEST AVAILABLE COPY

port ** contains (check all applicable boxes):

- a) Facing page.
-) Statement of Financial Condition.
-) Statement of Income (Loss).
- d) Statement of Cash Flows.
- e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- g) Computation of Net Capital
- h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (l) An oath or affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

PAPAMARKOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Papamarkou & Company, Inc.

We have audited the accompanying statement of financial condition of Papamarkou & Company, Inc. as of December 31, 2001. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Papamarkou & Company, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 5, 2002

PAPAMARKOU & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 62,747
Commissions receivable from clearing broker	34,710
Securities owned at market value	953,004
Furniture and equipment at cost, (Net of accumulated depreciation of $ 368,518)	332,596
Other assets	51,434
TOTAL ASSETS	$ 1,434,491

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued expenses and taxes payable	$ 60,108
Due to broker	229,141
Notes payable	113,316
TOTAL LIABILITIES	$ 402,565

Shareholder's Equity:

Common stock, par value $.01 per share, 10,000 shares authorized, 10,000 shares issued and outstanding	$ 100
Additional paid in capital	575,307
Retained earnings	481,519
Less treasury stock, at cost – 1,000 shares	(25,000)
TOTAL SHAREHOLDER'S EQUITY	$ 1,031,926
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,434,491

The accompanying notes are an integral part of these financial statements.

PAPAMARKOU & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Papamarkou & Company, Inc. (the "Company") is a broker-dealer. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company records commission income and related expenses on customers' transactions on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the assets.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company introduces clients to other investment advisors through related companies. The Company receives commission income from said investment advisors.

NOTE 3. COMMITMENTS

The Company subleases office space under a five-year agreement. The monthly office rent is approximately $ 17,500. The Company also rents a storage space under a month to month lease agreement.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker ("clearing broker") on behalf of customers. Through contractual agreement with the clearing broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the clearing broker.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (continued)

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing brokers' internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The rule also requires minimum net capital in an amount equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $504,246 and excess net capital of $454,246.

NOTE 6. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

However, the Company is subject to the New York State minimum Franchise tax and the New York City General Corporation tax. A provision for these taxes has been made and is reflected on the statement of income.